UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington D. C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
January 1, 2005 through March 31, 2005.

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

      ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself, Interstate Power and Light Company ("IPL") and Wisconsin River Power Company ("WRP") that during the period from January 1, 2005 through March 31, 2005 (the "Reporting Period"):

1. Maximum amount of short-term debt outstanding and effective cost during reporting period were as follows:

                                     Maximum          Range of
                                     Short-Term       Effective
Company                              Debt             Cost

IPL                              $   39,000,000    2.27 -2.92%
AEC                              $            0       NA
WRP                              $            0       NA

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEC, et al, in File 70-10249, and in accordance with the terms and conditions of the SEC's order dated December
28, 2004, permitting said Application-Declaration to become effective.

      DATED:    May 13, 2005


                                 ALLIANT ENERGY CORPORATION
                                 INTERSTATE POWER AND LIGHT COMPANY
                                 WISCONSIN RIVER POWER COMPANY

                                 BY:  ALLIANT ENERGY CORPORATION



                                 BY: /s/ Thomas L. Hanson
                                     ------------------------------
                                     Thomas L. Hanson
                                     Vice President and Treasurer